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                                                         SEC FILE NUMBER
                                                              0-8656
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                                                           CUSIP NUMBER
                                                            872885 10
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


 (CHECK ONE): [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
              [ ] Form 10-D  [ ] Form N-SAR [ ] Form N-CSR

                   For Period Ended: MAY 31, 2006
                                     -------------------------------------------
                    Transition Report on Form 10-K
                    Transition Report on Form 20-F
                    Transition Report on Form 11-K
                    Transition Report on Form 10-Q
                    Transition Report on Form N-SAR
                   For the Transition Period Ended:
                                                   -----------------------------

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                     READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

TSR, INC.
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Full Name of Registrant


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Former Name if Applicable

400 OSER AVENUE
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Address of Principal Executive Office (STREET AND NUMBER)

HAUPPAUGE, NY 11788
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |   (a)  The reason  described  in  reasonable  detail in Part III of this
      |        form  could  not be  eliminated  without  unreasonable  effort or
      |        expense
      |
      |   (b)  The subject annual report,  semi-annual report, transition report
      |        on Form 10-K,  Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
 [X]  |        portion  thereof,  will  be  filed  on or  before  the  fifteenth
      |        calendar day  following the  prescribed  due date; or the subject
      |        quarterly  report or  transition  report on Form 10-Q or  subject
      |        distribution  report on Form 10-D,  or portion  thereof,  will be
      |        filed  on  or  before  the  fifth   calendar  day  following  the
      |        prescribed due date; and
      |
      |   (c)  The  accountant's  statement  or other  exhibit  required by Rule
      |        12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced by TSR, Inc. (the "Company") in its press release dated August 15, 2006, the New York City Department of Education ("DOE") had made a proposal to the Company which would have allowed the Company to continue to provide services to the DOE pursuant to an agreement which would have provided, among other things, for a payment of approximately $1,200,000 to the DOE. The Company had informed the DOE that it had not accepted the proposal due to the fact that, in view of the limited number of consultants currently placed with DOE, the Company believed that the payment of approximately $1,200,000.00 was too great. Subsequent to that announcement, the Company was informed by the DOE that it believed that the Company should be required to pay a penalty to the DOE, whether or not it accepted the proposal. The Company met with the DOE on August 29, 2006 to discuss the DOE assertion and needs additional time to file its Annual Report on Form 10-K for the year ended May 31, 2006 in order to consider the effect on its disclosures in its Annual Report on Form 10-K and its financial statements of the assertion by the DOE.

(Attach extra Sheets if Needed)
PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John Sharkey                         631                          231-0333
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   (Name)                         (Area Code)                 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
                                                             [X] Yes      [ ] No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             [X] Yes      [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company needs to consider whether it should establish a reserve as a result of the assertion by the DOE. If a reserve is established, it would materially reduce net income for the year ended May 31, 2006.

     In addition, prior to taking into account the impact of the DOE claim, the Company's operating results reflected the following changes from the prior fiscal year.

     Revenues decreased by 6.5% from $51.4 million to $48.1 million. Consolidated net income decreased by 21.5% from $2,145,000.00 to $1,684,000.00 and net income per share decreased from $.47 per share to $.37 per share. The changes resulted primarily from the previously disclosed price reductions for the Company's largest customer and the impact of additional mandatory discount programs at other larger customers.

================================================================================

                                    TSR, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 29, 2006                   By  /s/John Sharkey

                                           Vice  President   Finance  and  Chief
                                           Financial Officer
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (sections 232.201 or sections 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (sections 232.13(b) of this chapter).